U.S. CONCRETE, INC.
331 N. Main St.
Euless, TX 76039

January 25, 2013
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Terence O’Brien, Accounting Branch Chief, Division of Corporation Finance

RE:	U.S. Concrete, Inc. Form 10-K for the fiscal year ended December 31, 2011 Filed March 14, 2012 File No. 1-34530
Ladies and Gentleman:
U.S. Concrete, Inc. (the “Company” or “U.S. Concrete”) hereby provides its response to comment 1 of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 30, 2012, as discussed on our conference call on January 11, 2013 and as further clarified in our phone conversation on January 25, 2013. For ease of reference, we have repeated the Staff’s comment below.
Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 25

1.We note your response to comment 1 in our letter dated October 18, 2012. It is our understanding that the legal right that you specifically gave the holders of your registered notes gives them the ability to foreclose on the capital stock of your operating subsidiaries in the event of default. This provision was referenced on the prospectus cover page and presumably gives your investors an additional means to secure repayment in the event that the subsidiaries do not satisfy their obligations as guarantors. While we understand that the noteholders also have some security interests in the underlying assets of the subsidiaries, it can obviously be more difficult, costly and time consuming for holders of the notes to foreclose on the assets of a subsidiary they don’t control, rather than to foreclose directly on its capital stock. Consequently, we continue to believe that you need to inform investors about the extent to which their foreclosure right is limited by your Article 3-16 exclusion provision. Based on

Mr. Terence O’Brien
Securities and Exchange Commission
January 25, 2013

your current market capitalization and the 43 subsidiaries listed in Exhibit 21, it would not be apparent to investors that any of your subsidiaries are currently impacted by your Article 3-16 exclusion. Your letter to us however states that certain subsidiaries are impacted but the number and materiality of these subsidiaries has not been disclosed. As previously requested, please provide the following information in your future filings:
a. that the exclusion applies to the capital stock of any subsidiary collateralizing the Notes where the greater of the book value or market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;
b. the name(s) of any subsidiary that as of the latest Balance Sheet date (1) has capital stock collateralizing the Notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes;
c. the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified in b. above;
d. that based on the applicable data as of the latest Balance Sheet date, the security interest held by Noteholders in the capital stock of the subsidiaries identified in b. above could be significantly limited; and
e. that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the registered Notes.
Response:    In response to the Staff’s Comment 1, as further discussed on our conference call on January 11, 2013, we submitted a proposed disclosure to the Staff on January 23, 2013. In accordance with our phone conversation on January 25, 2013, we have changed our proposed disclosure to properly indicate that capital stock subject to the collateral exclusion is not excluded in its entirety, but only to the extent it exceeds the 20% threshold defined in the Indenture.
Based on our discussions and in response to the Staff’s Comment 1, we have changed our proposal to include the following language in relevant future filings:
The Convertible Notes are guaranteed by each of our existing, and will be guaranteed by each of our future, direct or indirect domestic restricted subsidiaries. In connection with the Indenture, on August 31, 2010, we and certain of our subsidiaries entered into a Pledge and Security Agreement (the “Pledge and Security Agreement”) with the noteholder collateral agent. Pursuant to the Pledge and Security Agreement, the Convertible Notes and related guarantees are secured by first-priority liens on certain of the property and assets directly owned by the Company and each of the guarantors, including material owned real property, fixtures, intellectual property, capital stock of subsidiaries and certain equipment, subject to permitted liens (including a second-priority lien in favor of the Administrative Agent) with

Mr. Terence O’Brien
Securities and Exchange Commission
January 25, 2013

certain exceptions, including a limitation that the capital stock will constitute collateral securing the Convertible Notes only if the inclusion of such capital stock as collateral will not require us to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (the “collateral cutback provision”). In accordance with the collateral cutback provision, the collateral securing the Convertible Notes includes capital stock only to the extent that the applicable value of such capital stock is less than 20% of the principal amount of the notes outstanding. The applicable value of the capital stock of any subsidiary is deemed to be the greatest of its par value, book value or market value. Although we have not had an external third-party market valuation conducted as to the capital stock of our subsidiaries, we estimate that the value of the capital stock of the following subsidiaries and their respective parent companies exceeded 20% of the principal amount of the Convertible Notes as of December 31, 2011: Redi-Mix, LLC, Ingram Concrete, LLC, Eastern Concrete Materials, Inc., Central Concrete Supply Co., Inc., San Diego Precast Concrete, Inc., U.S. Concrete Texas Holdings, Inc., Alberta Investments, Inc. and USC Atlantic, Inc.  As a result, the pledge of the capital stock of these subsidiaries as it relates to the Convertible Notes is limited to capital stock of each such subsidiary with an applicable value of less than 20% of the outstanding principal amount of the Convertible Notes, or $11 million. The aggregate percentage of consolidated assets and revenues represented by these excluded subsidiaries as of December 31, 2011 is estimated to be 81% and 90%, respectively. As described above, assets of the excluded subsidiaries have been separately pledged as security for the Convertible Notes. The list of excluded subsidiaries was determined based upon internal company estimates of fair value and did not include third-party valuation of the subsidiaries, and should not be considered an indication as to what such subsidiaries might be able to be sold for in the market. The list of excluded subsidiaries may change as the applicable value of such capital stock or the outstanding principal amount of Convertible Notes changes. Obligations under the Revolving Facility and those in respect of hedging and cash management obligations owed to the lenders (and their affiliates) that are a party to the Revolving Facility (collectively, the “Revolving Facility Obligations”) are secured by a second-priority lien on such collateral.

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In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Terence O’Brien
Securities and Exchange Commission
January 25, 2013

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions concerning this letter at (817) 835-4113. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.
Very Truly Yours,
U.S. Concrete, Inc.

By:     /s/Katherine I. Hargis
Katherine I. Hargis Vice President and General Counsel